GLOBETECH ENVIRONMENTAL, INC.
#700 – 300 SOUTH FOURTH STREET
LAS VEGAS, NEVADA 89101

August 8, 2008

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:                      Blaise Rhodes

RE:           Globetech Environmental, Inc. (the “Company”)
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed July 21, 2008
File No. 000-27737

Dear Mr. Rhodes:

Set forth below are the Staff’s comments, as set forth in the Staff’s letter dated August 1, 2008, followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Comment:

Item 4T. Controls and Procedures, page 11

1.
We note that as of March 31, 2008, you concluded that your disclosure controls and procedures were effective.  Considering that as of December 31, 2007, you concluded that your disclosure controls and procedures were not effective due to recurring late filings of your Exchange Act reports, and that your first quarter Form 10-Q was filed late (July 21, 2008), please tell us how you determined that your disclosure controls and procedures are effective.

Company Response:

The Company has amended has, simultaneous herewith, filed an amendment to the referenced Form 10-Q to amend Item 4T to indicate that disclosure controls and procedures were not effective as of March 31, 2008.

U.S. Securities and Exchange Commission
August 8, 2008

Comment:

Section 302 Certifications

2.
We note that you did not make reference to “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f))” in the head note to paragraph 4 of your Section 302 Certifications.  Please revise.

Company Response:

The Company revised the Section 302 Certifications in the amended Form 10-Q filed simultaneous herewith to include the referenced language.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any comments or questions to the undersigned at the address set forth above.

Sincerely,

                                                                                                /s/ Donald Sampson
Donald Sampson
President